

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2011

<u>Via E-mail</u>
John Paulsen
Chief Executive Officer
Rotate Black, Inc.
932 Spring Street
Petoskey, Michigan 49770

> **Re:** **Rotate Black, Inc.**
> **Item 4.01 on Form 8-K**
> **Filed February 4, 2011**
> **File No. 333-44315**

Dear Mr. Paulsen:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief